UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                                 Amendment No. 2

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                          Liberty Livewire Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    530709104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Paul J. Dujardin
                                43 Dobson Avenue
                             Merrick, New York 11566

                                 with a copy to:

                              Paul I. Rachlin, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 29, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), (f) or (g), check the following box [_].

CUSIP No. 530709104 (Class A Common Stock of Liberty Livewire Corporation)


________________________________________________________________________________
1    NAME OF REPORTING PERSON                S.S. or I.R.S. IDENTIFICATION
                                             NO. OF ABOVE PERSON
     Paul J. Dujardin


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     NA

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         130,682

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         130,682

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     130,682


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.5%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     IN


________________________________________________________________________________

Item 1. Security and Issuer

Paul J. Dujardin (the "Reporting Person") hereby further amends and supplements the Statement on Schedule 13D and the Amendment to the Statement on Schedule 13D (together, the "Schedule 13D") previously filed with respect to shares (the "Shares") of the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Liberty Livewire Corporation (formerly known as The Todd-AO Corporation), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 520 Broadway, Santa Monica, California 90401. Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 130,682 shares of the Issuer's Class A Common Stock, which represents (i) approximately 2.5% of the Issuer's outstanding shares of Class A Common Stock and (ii) approximately 0.3% of the Issuer's outstanding equity securities. Because each share of Class A Common Stock entitles its holder to one vote per share and each share of Class B Common Stock entitles its holder to ten votes per share, the Reporting Person has approximately 0.036% of the voting power in the Issuer.

(b) The Reporting Person has sole power to vote the 130,682 Shares set forth in paragraph (a) and, subject to the terms of the agreements described in Item 6, the sole power to dispose or to direct the disposition of such Shares.

(c) In the Arbitration Award described in Item 6, the Reporting Person was awarded damages of $3,385,191, plus interest accruing from August 29, 2001 through the date of the award at the rate of 9% per annum.

No other amendment is made with respect to this Item 5, paragraph (c).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person and the Issuer were parties to a Shareholder Pledge and Security Agreement pursuant to which the Reporting Person pledged 440,981 shares of the Issuer's Class A Common Stock to the Issuer as security for certain representations and warranties made by the Triumph entities and the Reporting Person in the Triumph Agreements. The Issuer also retained possession of approximately 88,808 shares of the Issuer's Class A Common Stock as security for the achievement of certain revenue goals by the businesses acquired by the Issuer pursuant to the Triumph Agreements. As a result of the termination of the Reporting Person's employment with the Issuer or its subsidiary as of August 28, 2001, the Reporting Person demanded in accordance with the terms of the related agreements that the Issuer return possession of the pledged and retained shares to the Reporting Person. The Issuer refused to release the pledged shares or the retained shares to the Reporting Person, asserting that it was not obligated to do so, because it had, allegedly, terminated the Reporting Person, Mr. Dujardin, for failure to perform his job duties and willful misconduct. The Reporting Person commenced legal proceedings against the Issuer demanding that the Issuer pay to the Reporting Person damages in an amount equal to the value of the pledged shares and the retained shares as of August 29, 2001. In an Arbitration Award dated June 13, 2002, the Reporting Person, Mr. Dujardin, was awarded damages of $3,385,191 representing the determined value of the pledge shares on August 29, 2001, plus interest from August 29, 2001 through the date of the award at the rate of 9% per annum. The retained shares were not subject to the Arbitration Award, although the Arbitration Award is expected to have a collateral effect in connection with related legal proceedings in which the Reporting Person has brought claims against the Issuer for breach of the Triumph Agreements, including its failure to deliver the retained shares on August 29, 2001. Accordingly, the 88,808 retained shares are not included in the number of shares beneficially owned by the Reporting Person.

In awarding damages of $3,385,191, plus interest, to the Reporting Person, the arbitrator determined that the Issuer had breached the Shareholder Pledge and Security Agreement and that Mr. Dujardin had not been terminated either for failure to perform his job duties or willful misconduct. The Reporting Person also has pending claims under the Federal securities laws against the Issuer and Liberty Media Corporation arising out of his initial acquisition of the Issuer's class A common stock, including the pledged shares and retained shares.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 28, 2002



                                        Signature: /s/ Paul J. Dujardin
                                                   ------------------------
                                        Name:       Paul J. Dujardin